UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 24 February 2014

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

GOLD FIELDS DECLARES 2013 MINERAL RESERVES AND MINERAL RESOURCES

Johannesburg, 24 February 2014: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) is pleased to announce its Mineral Reserve and Mineral Resource declaration as at 31 December 2013.

Gold Fields' managed gold Mineral Resources totalled 136.7 million ounces (December 2012: 149.3 million ounces) and Mineral Reserves 52.6 million ounces (December 2012: 59.4 million ounces).

The decline in the Group's Mineral Reserves is mainly attributable to a US$1,300/oz gold price used compared with the US$1,500/oz gold price used in the December 2012 declaration. Other than price impacts, mining depletion of 2.3 million ounces was the main contributor to the change in Mineral Reserves.

Gold Fields' managed copper Mineral Resources totalled 14,038 million pounds in December 2013 (December 2012: 15,237 million pounds) and Mineral Reserves 712 million pounds (December 2012: 1,039 million pounds).

On an attributable basis gold Mineral Resource and Mineral Reserve figures are 113.4 million ounces (125.5 million ounces) and 48.6 million ounces (54.9 million ounces) respectively, while attributable copper Mineral Resources are 7,120 million pounds (8,622 million pounds) and Mineral Reserves 708 million pounds (1024 million pounds) respectively.

The 2013 declaration is a reflection of Gold Fields' restructuring over the past 18 months, during which the Group embarked on a fundamental shift in strategy away from an emphasis on ounces of production to a primary focus on driving margins and cash flow.

To this end Gold Fields engineered a structural shift in the Group's production and cost base, which included the elimination of marginal mining at a number of its operations as well as a significant reduction of its growth and exploration portfolio. In addition Gold Fields has achieved greater regional production diversification with the unbundling of Sibanye Gold in South Africa in February 2013 and the acquisition of the Yilgarn South assets in Australia in October 2013.

The South Africa Region comprises 56% of the Group's December 2013 managed gold Mineral Resources, West Africa 12%, Australasia

Investor Enquiries

Willie Jacobsz
Mobile +27 82 971 9238 (SA)
Mobile +1 857 241 7127 (USA)
email Willie.Jacobsz@
goldfields.co.za

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 83 260 9279
email Sven.Lunsche@
goldfields.co.za

9%, the Americas 2% and the Growth projects (Arctic Platinum, Chucapaca, Yanfolila, Woodjam and Far Southeast) 21%. The South Africa Region comprises 73% of the Group's managed gold Mineral Reserves, West Africa 16%, Australasia 7% and the Americas 4%.

The table below shows the operating mines' managed gold Mineral Resources and Mineral Reserves for December 2013 and the comparable December 2012 declaration:

GOLD	Mineral Resources 31 Dec 2013			Dec-12	Mineral Reserves 31 Dec 2013			Dec-12
	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)
Australia Operations								
Agnew	16.8	5.53	2.99	3.50	3.0	7.37	0.71	1.15
Lawlers	2.4	8.72	0.67	-	1.2	6.24	0.24	-
Darlot	1.6	5.26	0.27	-	1.0	5.09	0.15	-
Granny Smith	36.2	2.80	3.25	-	4.1	6.34	0.84	-
St Ives	38.4	3.51	4.34	4.72	20.7	3.03	2.02	2.19
South African Operation								
South Deep	382.8	6.20	76.25	79.30	224.4	5.30	38.22	39.11
Americas Operation								
Cerro Corona	125.3	0.82	3.32	3.70	67.1	0.94	2.03	2.77
West Africa Operations								
Damang	95.8	2.14	6.58	8.43	22.8	1.46	1.07	4.09
Tarkwa	275.7	1.16	10.29	14.56	218.8	1.03	7.27	10.08
Total Managed Operating Mines	**975.0**	**3.44**	**107.96**	**114.21**	**563.2**	**2.90**	**52.56**	**59.40**
Attributable to GFL	**906.1**	**3.43**	**100.05**	**105.59**	**520.4**	**2.91**	**48.61**	**54.85**

A regional overview shows the following highlights:

- The Australasia Region has a declared managed gold Mineral Resource of 11.5 million ounces (December 2012: 8.2 million) and a gold Mineral Reserve of 4.0 million ounces (December 2012: 3.3 million ounces). These figures are net of 0.7 million ounces from mined depletion, and include the Yilgarn South assets contribution of 4.2 million ounces and 1.2 million ounces to the Mineral Resource and Mineral Reserve declaration respectively.

  At Granny Smith, open pit Mineral Reserves of 1.1 million ounces previously reported by Barrick Gold, have been excluded due to the lower gold price. At St Ives the discovery of the expansive Invincible deposit led to a maiden open pit Mineral Reserve declaration of 3,74 million tonnes at 4.09 g/t for 492,000 ounces.

- The South Africa Region has a total declared managed gold Mineral Resource of 76.2 million ounces (December 2012: 79.3 million ounces) and a gold Mineral Reserve amounting to 38.2 million ounces (December 2012: 39.1 million ounces). These figures are net of 0.3 million ounces from mined depletion. The attributable ounces are 91.86% of the managed figure.

- The Americas Region has a declared managed gold Mineral Resource of 3.3 million ounces (December 2012: 3.7 million ounces) and a gold Mineral Reserve of 2.0 million ounces (December 2012: 2.8 million ounces). The managed copper Mineral Resource and Mineral Reserve are 1,124 million pounds (December 2012: 1,302 million pounds) and 712 million pounds (December 2012: 1,039 million pounds) respectively. The figures for the Americas Region are net of 0.3 million ounces gold and 106 million pounds copper from mined depletion respectively.

Gold Fields took a decision not to proceed with the Tailings Storage Facility (TSF) raise at Cerro Corona on economic grounds. This resulted in an approximate 400,000 oz decrease in Mineral Reserves, though the mine has the option to construct the raise in future.

- The West Africa Region has a declared managed gold Mineral Resource of 16.9 million ounces (December 2012: 23.0 million ounces) and a gold Mineral Reserve of 8.3 million ounces (December 2012: 14.2 million ounces). These figures are net of about 1.0 million ounces from mined depletion.

  The Mineral Reserves at Damang were reduced from 4.1 million ounces to 1.1 million ounces during 2013, as production from the Main Pit Cutback 2 is not economically viable at US$1,300/oz in its current configuration.

  At Tarkwa, the exclusion of underground Mineral Resources and downsized pit shells, due to a lower gold price, impacted adversely on the declaration.

- The gold Mineral Resource for Gold Fields' Growth projects totalled 28.7 million ounces (December 2012: 35.1 million ounces) with the decline due to the exclusion of the Talas Project in Kyrgyzstan, which was sold in December 2013.

The following key parameters were used as the basis for estimation for the operating mines:

	Unit	Approved prices for plan as at 31/12/2012		Approved prices 31 December 2013	
		Resource	Reserve	Resource	Reserve
Ghana & Peru	Au – US$/oz	1,650	1,500	1,500	1,300
Australia	Au – A$/oz	1,650	1,500	1,570	1,370
South Africa	Au - R/kg	420 000	380 000	460 000	400 000
Peru	Cu – US$/lb	3.90	3.50	3.50	3.00

The commodity prices used for the Mineral Reserve declaration are within the US SEC guidelines, as the gold price used (US$1,300/oz) is lower than the three year trailing average (US$1,550/oz) and more in line with the current spot price. The December 2013 Mineral Resource gold price has a premium of about 15% over the Mineral Reserve metal price.

The Group's December 2013 Mineral Resource and Mineral Reserve statement is in accordance with the requirements of the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (the SAMREC Code, 2007 edition) and Industry Guide 7 for reporting to the United States Securities and Exchange Commission (SEC). Other relevant international codes are recognised, where geographically applicable, such as the Australian Joint Ore Reserves Committee (JORC 2012) Code and the Canadian National Instrument (NI) 43-101.

Corporate governance on the overall regulatory compliance of these figures has been overseen and consolidated by the Gold Fields Competent Person Tim Rowland, who consents to the disclosure of this Mineral Resource and Mineral Reserve statement, and is Gold Fields' Vice-President Mineral Resource Management and Mine Planning (PR. Sci. Nat. No. 400122/00, BSC (Hons) Geology, MSc Mineral Exploration, GDE Mining Engineering and FSAIMM, FGSSA and GASA), with 28 years' relevant experience in the mining industry.

Full details of Gold Fields' Mineral Reserves and Mineral Resources declaration will be released in the 2013 Mineral Resources and Mineral Reserves Supplement as an accompaniment to the 2013 Integrated Annual Review due by end-March 2013.

Enquiries

Investors
Willie Jacobsz
Mobile: +27 82 971 9238 (SA)
Mobile: +1 857 241 7127 (USA)
email: Willie.Jacobsz@goldfields.co.za

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email : Sven.Lunsche@goldfields.co.za

Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa. In February 2013 Gold Fields unbundled its KDC and Beatrix mines in South Africa into an independent and separately listed company, Sibanye Gold. In October 2013 Gold Fields acquired Barrick Gold's Granny Smith, Lawlers and Darlot Gold Mines in Western Australia. Gold Fields subsequently has attributable annual production of approximately 2.2 million ounces of gold, managed gold Mineral Reserves of approximately 59 million ounces and managed gold Mineral Resources of approximately 137 million ounces. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 24 February 2014

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer